Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013
J.P. Morgan Securities Inc.
383 Madison Avenue
New York, New York 10179
July 13, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman
David L. Orlic

Re:	Qlik Technologies Inc. Registration Statement on Form S-1 Registration File No. 333-165844
Dear Messrs. Shuman and Orlic:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Qlik Technologies Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. (Washington, D.C. time) on July 15, 2010, or as soon thereafter as practicable.
     Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated June 28, 2010:
(i)	Dates of distribution: June 28, 2010 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 0

(iii)	Number of preliminary prospectuses furnished to investors: approximately 9,010

(iv)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 238
     We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
CITIGROUP GLOBAL MARKETS INC.
J.P. MORGAN SECURITIES INC.

Acting severally on behalf of themselves and the
several underwriters

Morgan Stanley & Co. Incorporated

By:	/s/ Brett Klein
	Name:	Brett Klein
	Title:	Vice President

Citigroup Global Markets Inc.
By:	/s/ Douglas B. Wendell
	Name:	Douglas B. Wendell
	Title:	Managing Director

J.P. Morgan Securities Inc.
By:	/s/ Michael A. Millman
	Name:	Michael A. Millman
	Title:	Managing Director
[Signature Page to Acceleration Letter]